EXHIBIT H-2
                             Proposed Form of Supplemental Notice


ENTERGY CORPORATION


          Entergy Corporation ("Entergy" or the "Company"), 639

Loyola Avenue, New Orleans, Louisiana, 70113, a registered

holding company, has filed a Post Effective Amendment to its

Application-Declaration (File No. 70-8839) under Section 6(a) and

7 of the Act and Rule 54 thereunder.



          By orders of the Commission dated June 6, 1996 (HCAR

No. 26541) and February 7, 1997  (HCAR No. 26661), Entergy was

authorized to issue and sell through December 31, 2000, up to twenty million shares of its authorized but unissued common

stock, par value $0.01 per share, pursuant to its  Dividend

Reinvestment and Stock Purchase Plan (the "Plan") through

December 31, 2000.  Entergy now proposes to extend its authority to sell the  twenty million shares (20,000,000),  pursuant to the

Plan through December 31, 2005.  All other provisions of the Plan will remain as previously authorized by the Commission.



          The Plan provides that participants  may elect to:  (1)

automatically reinvest dividends received on all of their shares of common stock; or (2) automatically reinvest dividends received on less than all of their shares of common stock and continue to receive cash dividends on their remaining shares; and/or (3)

invest in additional shares of common stock by making optional cash investments.



          The shares of common stock purchased on behalf of the

participants will be either previously issued shares purchased on the open market or in privately negotiated transactions or newly issued shares purchased directly from the Company.



          The purchase price of the newly issued shares will be

the weighted average of the daily high and low sales prices of the common stock on the New York Stock Exchange ("NYSE") during the pricing period, which will consist of the twelve trading days immediately preceding the investment date.  The purchase price for shares purchased on the open market will be the weighted average price paid by the Plan including brokerage fees and

commissions.



          Optional cash investments in excess of $3,000 per month

may be made pursuant to a waiver granted at the sole discretion of the Company based on the Company's consideration of relevant factors as defined in the Plan.  The Plan also provides that in connection with requests for waiver, the Company may, in its discretion, establish a minimum price applicable to the relevant pricing period, as well as a discount.  The discount may be

between 0% and 3% and may vary each month, but once established will apply uniformly to all optional cash investments made for that month pursuant to a waiver.



          The Plan will continue to be administered by Chase

Mellon Shareholder Services (successor to Mellon Bank, N.A.) or such successor administrator as Entergy may designate.